

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 5, 2008

Mr. Robert Dultz
Chairman and Chief Executive Officer
USCORP
4535 W. Sahara Ave. Suite 204
Las Vegas, NV 89102

> **Re: USCORP**
> **Form 10-KSB for the Fiscal Year Ended September 30, 2007**
> **Filed January 9, 2008**
> **File No. 000-19061**

Dear Mr. Dultz:

We have reviewed your Form 10-KSB for the Fiscal Year Ended September 30, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended September 30, 2007

Risk Factors, page 14

The Company's Financial Statements Contain a "Going Concern Qualification", page 16

1.   You state that "Note 1 to these financial statements indicates that The Company is in the development stage…" However, we note that within Note 1, and in the header of your financial statements, you identify yourself as an exploration stage company. Please revise your disclosures to be consistent.

Controls and Procedures, page 22

2.   The disclosure within this section appears to be duplicative, as similar information is also included under Item 8A on page 38. As such, please remove the disclosure within this section.

Financial Statements and Supplementary Data, page 22

Management's Report on Internal Control Over Financial Reporting, page 22

3.   Please revise your disclosure to include a statement that your independent registered auditors issued an attestation report regarding management's and their assessment of internal controls over financial reporting in accordance with Item 308 of Regulation S-B.

Report of Independent Registered Public Accounting Firm, page 23

4.   We note you identify yourself as an exploration stage company, and provide the inception to date financial information required by SFAS 7. We further note that the report from your independent public accounting firm does not include a reference to the inception to date financial statement periods. Please revise your filing to include an audit report(s) that covers your inception to date financial statement periods.

5.   The report from your independent registered public accounting firm regarding management's and their assessment that the company maintained effective internal control over financial reporting, covers the periods as of September 30, 2007 and 2006. However, we note from page 22 that management's report on internal control over only covers the period as of September 30, 2007. Please obtain and file a revised report on your internal control over financial reporting that covers the period as of September 30, 2007, or tell us why a report that covers the period as of September 30, 2006 was provided.

6.   Please obtain and file a revised report from your independent public accounting firm that includes the signature of the firm.

Statements of Operations, page 26

7.   Please revise your statements to no longer present 'Loss on early extinguishment of debt (net of tax)' as an extraordinary item. Please refer to SFAS 145 and APBO No. 26.

Notes to the Consolidated Financial Statements, page 32

Note 1 Organization of the Company and Significant Accounting Policies, page 32

Mineral Properties, page 33

8.   We note your disclosure that you use the successful efforts method of accounting for activities related to your mineral properties. The guidance in paragraph 6 of SFAS 19 limits application of the successful efforts method of accounting to oil and gas producing activities. As you are an exploration stage mining company, all exploration costs should be expensed as incurred. As such, please revise your financial statements and disclosures accordingly.

Controls and Procedures, page 38

9.   You state there were no "significant changes" in your internal control over financial reporting. Please note Item 308(c) of Regulation S-B requires that you disclose any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fourth fiscal quarter that has "materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting." See also Regulation S-B, paragraph 4(d) of Exhibit 31. Please review your disclosure and revise as appropriate.

Security Ownership of Certain Beneficial Owners and Management, page 40

10.   We note you provide the required disclosures as of December 20, 2006. Please update the table to provide the information as of the most recent practicable date, in accordance with Item 403 of Regulation S-B.

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

11.   In a March 4, 2005 Staff Alert entitled Annual Report Reminders, the staff of the Division of Corporation Finance reminded issuers that the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-B. We note the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. The

identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

We also note you have replaced the word "report" with "annual report" in paragraphs 2, 3, and 4 of the certification in your Form 10-KSB. Please revise your certification to be in the exact form set forth in Item 601 of Regulation S-B.

12.   If true, please revise Mr. Dultz title at the end of the certification to include 'Acting Chief Financial Officer', or revise to provide a certification for your principal financial officer.

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.   Your certification refers to the period ending September 30, 2006. Please amend your document to include a certification for the fiscal year ended September 30, 2007. Refer to Item 601(b)(32) of Regulation S-B.

Engineering Comments

General

14.   We note your web site contains disclosure about adjacent or other properties on which your company has no right to explore or mine, it would be helpful for you to include the following cautionary language along with such information:

> "This web site contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties."

Please indicate the location of this disclaimer in your response.

15.   We also note that you refer to or use the terms such as potential mineralization, drill indicated resources, measured, indicated, or inferred resources and reserves on your website. As you may know, for U.S. reporting purposes, measures of mineral reserves must be consistent with the definitions set forth in Industry Guide 7. These generally differ from measurement systems that guide the estimation of resources. If you continue to make references on your web site to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language:

>"Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this web site, such as "reserves," "resources," "geologic resources," "proven," "probable," "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in our Form 10-KSB. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml."

Please indicate the location of this disclaimer in your response.

USMETALS – Summary of Organization and Business, page 4

16.   Proven and probable reserves are disclosed for your Picacho-Salton and Twin Peak properties. Please note that it is the staff's position that mineral reserves for a mineral property cannot be designated unless:

- Competent professional engineers conduct a detailed engineering and economic feasibility study, and the "bankable" or "final" feasibility study demonstrates that a mineral deposit can be mined profitably at a commercial rate.

- A "final" or "bankable" feasibility study is required to meet the requirements to designate reserves under Industry Guide 7. Other feasibility studies such as scoping, pre-feasibility or feasibility studies are inadequate.

- A historic three-year average commodity price is used in any reserve or cash flow analysis to designate reserves.

- To meet the "legal" part of the reserve definition, the primary environmental analysis and appropriate documents should have been filed with the appropriate governmental authorities and your company has demonstrated that the mineral property should receive the necessary governmental permits.

17.   We have reviewed the executive summaries on your website and require additional information concerning these feasibility studies. Please forward to our engineer as supplemental information and not as part of the registration statement, your information that establishes the legal, technical and economic feasibility of

your materials designated as reserves, as required by Section C of Industry Guide 7 or pursuant to Rule 418(a) of Regulation C. The information requested includes, but is not limited to:

- Property and geologic maps

- Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off grade calculation procedures

- Cutoff grades used for each category of your reserves and resources

- Justifications for the drill hole spacing used at various classification levels

- A detailed description of your procedures for estimating reserves

- Copies of any pertinent engineering or geological reports, and complete documentation of the feasibility studies or mine plans which including the cash flow analyses

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of the supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

18.   We note your have designated proven resources for your Picacho Salton property. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. Please clarify and/or correct this disclosure within your filing.

19.   Please provide as supplemental information, a written consent from any experts whose name is cited, and/or whose work is incorporated into the document. These consents should concur with the summary of the information in the report disclosed, and agree to being named as an expert in the registration statement.

History of Previous Operations, page 9

20.   Please note that proven reserves presented in accordance with Industry Guide 7 may be combined with probable reserves only if the difference in the degree of assurance between the two classes of reserves cannot be readily defined. Absent this condition, proven and probable reserves should be segregated. Please review your disclosure and make the necessary revisions.

21.   The cutoff grade is a critical component used to evaluate the potential of your mineral properties. Please disclose the operating costs and recovery parameters used to determine your cutoff grade estimates and/or gold equivalent grade calculations, if used. Show that these calculations demonstrate the cutoff grade or tenor used to define a mineral resource has reasonable prospects for economic extraction. In establishing the cut-off grade, it must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices.

22.   As footnotes or as part of your reserve tables, disclose the following:

- The reserve incorporates losses for mine dilution and mining recovery

- The metallurgical recovery factor for each mine, processing operation, or mineralization zone.

- All prices and currency conversion factors used to estimate your reserves.

- Percent ownership of each mine and clarify whether quantities disclosed are for the entire mine or your share.

Closing Comments

  As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

  You may contact Mark Wojciechowski at (202) 551-3759 if you have comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 regarding engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief